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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-34063
CUSIP NUMBER 894675107

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Tree.com, Inc.
Full Name of Registrant

Former Name if Applicable

11115 Rushmore Drive
Address of Principal Executive Office (Street and Number)

Charlotte, North Carolina 28277
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are unable to file our annual report on Form 10-K for the year ended December 31, 2011 within the prescribed time because we need additional time to complete various procedures relating to preparation of the financial statements.  These include additional procedures associated with our testing of the recoverability of indefinite-lived trademark assets, as further discussed on the Attachment.  We expect to file our Form 10-K promptly after we have completed these procedures and on or before April 16, 2012.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Douglas R. Lebda	704	541-5351
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached page.

Tree.com, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2012	By	/s/ Douglas R. Lebda
Name: Douglas R. Lebda
Title: Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment

On February 24, 2012, we disclosed our results of operations for the fiscal year ended December 31, 2011 compared to the fiscal year ended December 31, 2010.  The announced results were as follows:

	Year Ended
	December 31,
	2011	2010
	(Unaudited)
	(In thousands, except per
	share amounts)
(Revenue	$54,617	$59,918
Cost of revenue (exclusive of depreciation shown separately below)	4,133	4,980
Gross margin	50,484	54,938
Operating expenses
Selling and marketing expense	46,662	50,061
General and administrative expense	19,751	24,522
Product development	3,203	3,488
Litigation settlements and contingencies	5,732	963
Restructuring expense	1,080	2,780
Amortization of intangibles	891	1,232
Depreciation	5,023	3,216
Asset impairments	5,850	540
Total operating expenses	88,192	86,802
Operating loss	(37,708)	(31,864)
Other income (expense)
Interest income	—	8
Interest expense	(368)	(472)
Total other expense, net	(368)	(464)
Loss before income taxes	(38,076)	(32,328)
Income tax benefit	2,038	936
Net loss from continuing operations	(36,038)	(31,392)
Gain from sale of discontinued operations, net of tax	7,752	—
Income (loss) from operations of discontinued operations, net of tax	(17,552)	13,807
Income (loss) from discontinued operations	(9,800)	13,807
Net loss available to common shareholders	$(45,838)	$(17,585)
Weighted average common shares outstanding	10,995	11,014
Weighted average diluted shares outstanding	10,995	11,014
Net loss per share from continuing operations
Basic	$(3.28)	$(2.85)
Diluted	$(3.28)	$(2.85)
Net loss per share available to common shareholders
Basic	$(4.17)	$(1.60)
Diluted	$(4.17)	$(1.60)

These results of operation may change if our additional procedures to test for the recoverability of indefinite-lived trademark assets indicate impairments in excess of the amounts reflected in these released results.  In such case, we would record a larger asset impairment loss for the year ended December 31, 2011.  We do not presently expect any other material changes to the results of operations for the years ended December 31, 2011 and 2010 previously announced.

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Except for the historical information contained herein, the matters set forth in this Notification of Late Filing on Form 12b-25 are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information and expectations, and involve a number of risks and uncertainties, including but not limited to, the timing and results of our additional procedures to test for the recoverability of indefinite-lived trademark assets and the completion of audit procedures by our principal independent registered public accounting firm.  These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

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